Exhibit (a)(1)(J)

Contact:

Nadine Padilla

Vice President, Corporate & Investor Relations

(858) 805-2820

BIOSITE INCORPORATED RECEIVES UNSOLICITED LETTER FROM

INVERNESS MEDICAL

REGARDING POSSIBLE CASH MERGER TRANSACTION

SAN DIEGO, April 5, 2007 – Biosite Incorporated (Nasdaq: BSTE) today announced receipt of an unsolicited letter from Inverness Medical Innovations, Inc. (AMEX: IMA) (“Inverness”) in which Inverness indicates that it is prepared to offer to acquire all of Biosite’s outstanding common stock, other than the approximately 4.9% of Biosite shares Inverness already owns, in a cash merger for $90.00 per share. Complete copies of the letter from Inverness and the accompanying commitment letters from Inverness’ proposed financing sources (which, among other things, identify certain conditions to the financing contemplated thereby) are being filed today with the SEC as Exhibits to Amendment No. 1 to Biosite’s Schedule 14D-9 relating to its previously announced agreement with Beckman Coulter, Inc. (NYSE:BEC).

Inverness’ letter further indicates that Inverness and its proposed financing sources would require additional due diligence of a confirmatory nature which could be completed during a period of two full days, and that Inverness is prepared to deliver a draft cash merger agreement, which will contain substantially similar business terms to the existing agreement between Biosite and Beckman Coulter, Inc., promptly following this due diligence.

As previously announced on March 25, 2007, Biosite has entered into a definitive agreement with Beckman Coulter under which a subsidiary of Beckman Coulter would acquire all of Biosite’s outstanding common stock in a cash tender offer at a price of $85.00 per share. Unless the tender offer is extended, the tender offer and any withdrawal rights to which Biosite’s stockholders may be entitled will expire at 12:00 midnight, New York City time, on Friday, April 27, 2007 (the end of the day on Friday).

Biosite’s board of directors is evaluating Inverness’ letter, with the assistance of its financial advisor, Goldman Sachs & Co., and its legal advisors, Cooley Godward Kronish LLP and Potter Anderson & Corroon LLP.

About Biosite

Biosite Incorporated is a leading bio-medical company commercializing proteomics discoveries for the advancement of medical diagnosis. Biosite’s products contribute to improvements in medical care by aiding physicians in the diagnosis of critical diseases and health conditions. The Biosite Triage(R)

rapid diagnostic tests are used in more than 70 percent of U.S. hospitals and in more than 60 international markets. Information on Biosite can be found at www.biosite.com.

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, forecasts and assumptions. Actual results could differ materially from those anticipated by these forward-looking statements as a result of a number of factors, some of which may be beyond Biosite’s control. For a list and description of risks and uncertainties associated with Biosite’s businesses, see Biosite’s reports filed with the Securities and Exchange Commission (SEC), including the “Risk Factors” section in its most recent annual report on Form 10-K filed with the SEC. Biosite disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where To Find It

Stockholders of Biosite are urged to read the relevant tender offer documents because they contain important information that stockholders should consider before making any decision regarding tendering their shares. Beckman Coulter and its acquisition subsidiary have filed tender offer materials with the SEC, and Biosite has filed a Solicitation/Recommendation Statement with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available to all stockholders of Biosite at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at http://www.sec.gov. In addition, stockholders are able to obtain a free copy of these documents from (i) Beckman Coulter by mailing requests for such materials to: Beckman Coulter, Inc., Office of Investor Relations (M/S A-37-C), 4300 N. Harbor Blvd., P. O. Box 3100, Fullerton, CA 92834 and (ii) Biosite by mailing requests for such materials to: Investor Relations, Biosite, 9975 Summers Ridge Road, San Diego, California 92121.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Biosite and Beckman Coulter file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Biosite or Beckman Coulter at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Biosite’s and Beckman Coulter’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.